Filed Pursuant to Rule 433

Registration Statement No. 333-159366

Pricing Term Sheet

September 13, 2011

Hewlett-Packard Company

FRN due September 19, 2014

In addition to the securities described in the preliminary prospectus supplement, the Issuer is also issuing a series of Floating Rate Global Notes due September 19, 2014. Certain of the terms of the Floating Rate Global Notes are described below. In addition to the terms described below, the following subsections from the section of the preliminary prospectus supplement entitled “Description of the Global Notes” relate to the description of the Floating Rate Global Notes: the introductory paragraph, “—General,” “—Book-Entry Notes,” “—Defeasance,” “—Sinking Fund” and “—Governing Law,” and the section of the base prospectus entitled “Description of the Debt Securities”.

Issuer:	Hewlett-Packard Company

Format:	SEC Registered Global

Anticipated Security Ratings:	A2 (Moody’s Investors Service) / A (Standard & Poor’s) / A+ (Fitch Ratings)

Trade Date:	September 13, 2011

Settlement Date:	September 19, 2011

Maturity Date:	September 19, 2014

Aggregate Principal Amount Offered:	$350,000,000

Coupon:	3-month USD LIBOR +155 basis points

Price to Public (Issue Price):	100%

Benchmark:	3-month USD LIBOR

Spread to Benchmark:	+155 basis points

Re-offer Yield:	3-month USD LIBOR +155 basis points

Interest Payment and Reset Dates:	Quarterly on the 19th of March, June, September and December of each year, beginning on December 19, 2011

Method of Calculation	Actual/360

Optional Redemption:	May not be redeemed before maturity

CUSIP:	428236BS1

Denominations:	$2,000 × $1,000

Description of Floating Rate Global Notes:

The Floating Rate Global Notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is The Bank of New York Mellon Trust Company, N.A. until such time as we appoint a successor calculation agent. The interest rate on the Floating Rate Global Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the interest determination date plus 1.55%. The interest determination date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Global Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Global Notes will be paid to, but excluding, the relevant interest payment date. We will make interest payments on the Floating Rate Global Notes quarterly in arrears on March 19, June 19, September 19 and December 19 of each year, beginning on December 19, 2011, to the person in whose name those notes are registered at the close of business on the business day immediately preceding the interest payment date. Interest on the Floating Rate Global Notes will accrue from and including September 19, 2011, to, but excluding, the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the Floating Rate Global Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from September 19, 2011, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to the date by 360. If an interest payment date for the Floating Rate Global Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an interest determination date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Global Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Global Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Global Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Global Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Global Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Joint Bookrunners:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

UBS Securities LLC

Co-Managers:

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

Santander Investments Securities Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) Barclays Capital Inc. toll free at 1-888-603-5847, (2) Citigroup Global Markets Inc. toll free at 1-877-858-5407 or (3) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.